UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Commission File Number 000-12790

ORBOTECH LTD.

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Michael Havin, Corporate Secretary

Tel: + 972-8-9423622

Fax: + 972-8-9438769

E-mail: michael.havin@orbotech.com

Postal address: P.O. Box 215, Yavne 8110101, Israel

(Name, Telephone, E-mail and/or Facsimile number and address of Company Contact Person)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2017 to December 31, 2017

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

A copy of the Registrant’s Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017 is provided as Exhibit 1.01 hereto and is publicly available and may be accessed through the ‘Investors’ section of the Registrant’s corporate website at: www.orbotech.com.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ORBOTECH LTD.

By:	/s/ Alon Rozner
Alon Rozner
Corporate Vice President and
Chief Financial Officer

Dated:     May 29, 2018

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